September 17, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. John Cannarella

Re:	Apollo Gold Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 27, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed on May 15, 2009
SEC File No. 001-31593

Dear Mr. Cannarella:

This letter sets forth the responses of Apollo Gold Corporation (“Apollo Gold” or “we”) to the comments contained in the staff’s comment letter dated August 6, 2009 (the “Comment Letter”) with respect to the above-referenced filings.  For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter along with our responses.

1.
We note that your certifying officers concluded that, “subject to the limitations noted in this section,” your disclosure controls and procedures are effective.  Please provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures or provide additional disclosure if you are unable to make that determination.  Similar concerns apply to your Form 10-Q for the fiscal quarter ended March 31, 2009.

The language quoted in your comment above was inadvertently included and we did not intend to qualify our effectiveness conclusion regarding our disclosure controls and procedures.  Please note that we have omitted the language in question from the unqualified conclusion provided in our Form 10-Q for the quarterly period ended June 30, 2009 filed with the Securities and Exchange Commission (“SEC”) on August 14, 2009.

The disclosure in our Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC on August 14, 2009 reads as follows:

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or Exchange Act) as of June 30, 2009.  This evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer.  Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC.  We also concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

2.
Please clarify how you account for the property, plant and equipment associated with your mine that is under care and maintenance.  In doing so, please specify if you record depreciation on such facilities when not in operation.

With respect to the property, plant and equipment (“PPE”) associated with our Montana Tunnels mine that is under care and maintenance, PPE that was depreciated on a straight-line basis prior to placing such mine on care and maintenance continues to be depreciated while such mine is under the care and maintenance designation.  PPE that was depreciated on a units-of-production basis prior to placing such mine on care and maintenance ceases being depreciated in conjunction with the mine being placed under care maintenance.

Clarification of this point has been made in our Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC on August 14, 2009 as follows:

As of April 30, 2009, Montana Tunnels was placed under care and maintenance.  Associated property, plant and equipment depreciable on a straight-line basis continue to be depreciated, while property, plant and equipment depreciable on a units-of-production basis have ceased being depreciated in conjunction with the cessation of production.

3.
We note that your amortization under Canadian GAAP is calculated using the units-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves and a portion of resources expected to be converted to reserves based on past results.  Please clarify if you include a portion of resources expected to be converted to reserves based on past results in your calculation of amortization under US GAAP.

Our calculation of amortization under US GAAP does not include a portion of resources expected to be converted to reserves based on past results.  With respect to our future Form 10-K filings, we will provide clarification that the US GAAP unit-of-production method calculations are based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves only.

4.
We note that you expense stripping costs as incurred under US GAAP.  Please clarify if stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period that the stripping costs are incurred under US GAAP.  Refer to EITF 04-06.

For US GAAP purposes, we include stripping costs incurred during the production stage of a mine in the cost of inventory produced during the period that the stripping costs are incurred. Clarification of this point has been made in our Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC on August 14, 2009 as follows:

Under Canadian GAAP, stripping costs that represent a betterment to the mineral property are capitalized and amortized using the units-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces.  Under U.S. GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred.

5.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please modify these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

The introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K was inadvertently omitted from our Form 10-K filed on March 27, 2009.  Future certifications included in our Form 10-K will include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

6.	Please modify these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K were inadvertently omitted from our Form 10-Q for the quarterly period ended March 31, 2009 and filed with the SEC on May 15, 2009.  Future certifications included in our Form 10-Q filings will include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  Please see the certifications included in our Form 10-Q for the quarterly period ended June 30, 2009 and filed with the SEC on August 14, 2009.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 886-9656.  We respectfully request the opportunity to discuss our responses further with the staff if, following your review of the information and responses we have provided, you do not concur with our views.

Sincerely,

/s/ Melvyn Williams

Melvyn Williams,
Chief Financial Officer and
Senior Vice President -
Finance and Corporate Development